Filed by Crane Harbor Acquisition Corp.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Crane Harbor Acquisition Corp.

(Commission File No. 001- 42617)

Set forth below is a transcript of Christian Weedbrook’s live interview with BNN Bloomberg on November 3, 2025 in which the proposed business combination between Crane Harbor Acquisition Corp. (“Crane Harbor”) and Xanadu Quantum Technologies Inc. (“Xanadu”). is discussed.

Rodger Petersen:

Canadian quantum computing company Xanadu has announced its plan to go public in a deal that will value the company at 3.1 billion. Let’s get more on this from Christian Weedbrook, the CEO of Xanadu. Christian, thank you very much for joining us today.

Christian Weedbrook:

Appreciate it. Thank you for your time.

Rodger Petersen:

Why go public now? What’s your reasons behind it?

Christian Weedbrook:

Yeah, that’s a good question. So, uh we actually started our current fund raise uh uh privately earlier in the year. uh we’ve s seen since then a lot of the excitement that’s existed in the public uh markets for quantum computing companies and thought that now would be a great time to sort of engage in the public markets by going public and I think that’s really been validated with the fact that our pipe uh is ended up being $275 million and over 90% of those new investors including AMD and others. So I think that’s been validated and we’re excited to be a public company.

Rodger Petersen:

And uh with that you’re also hoping to raise I think 500 billion in total. So another 224 billion you’re still looking for. Uh any concerns you won’t get the commitments on those?

Christian Weedbrook:

So uh we had uh at least five LOIs in terms of uh SPACs that wanted to merge with us. So we’re in very fortunate position there. Um we ended up choosing Crane Harbor who’ve been great partners with us because of one of the reasons is historically they’ve had low redemption rates. Um so you know based on that and the current trends in quantum computing we uh hopefully we’ll have low redemptions. That’s out of our control. All we can focus on is building large scale quantum computers.

Rodger Petersen:

And with going with this back any concerns there’s been some flameouts lately D-Wave one of them. Are you optimistic? What makes you optimistic?

Christian Weedbrook:

Well, honestly, being optimistic is the name of the game when it comes to quantum computing. It’s a revolutionary new type of platform for computing, something that we and others believe will change the world. Uh, so the end vision for us is to build a quantum data center with hundreds of server racks, uh, containing quantum computers that are together. Uh, and we’re on track for that by 2029 to do that. Build it both here in Katar and with our partners and potential customers worldwide. So, we’re very excited about this new form of computing. It will revolutionize many many different areas and we’re doing all this in Toronto which we’re really excited about.

Rodger Petersen:

And uh you have a big week coming up. Uh you’ve got the US Defense Advanced Research Projects Agency, DARPA. You’re waiting to hear from them uh to see if you’ve been shortlisted. What kind of an impact will it be if you are short? Shortlifted. Short listed. Easy for me to say. And if you aren’t.

Christian Weedbrook:

Yeah, that’s a good question. Uh we’ve had great success so so far with DARPA. Uh we’ve had I think four um proposals and projects with them historically including as you mentioned a QBI DARPA program where we made a stage A. So fingers crossed we’ll see what uh what happens for the next stage. Uh but I know the Xanadu’s team and photonic approach is highly valued by many people around the world.

Rodger Petersen:

And uh from the Canadian side we’ve got the budget coming down tomorrow. What would you like to see in it and what are you expecting from it?

Christian Weedbrook:

What we’d like to see uh is a commitment for investment in quantum. Um you know, I’m excited to see what comes out in the budget tomorrow. Looking at that very carefully, I think one of the great things that when we’ve spoken to politicians um in in Canada, they realize this is our opportunity now to strike. Uh we always hear about the stories AI being the latest one where we’ve had a lot of the talent that was homegrown, but we lost it. Uh we still have some great Canadian companies in the AI sector, but this is a chance now for the Canadian government to really hopefully support a lot of us, including Xanadu and other companies uh to really make sure this doesn’t happen again and I’m hopeful that that will be the case. So fingers crossed for tomorrow

Rodger Petersen:

And you mentioned you’re staying headquartered here in Canada. How important is that for you?

Christian Weedbrook:

It’s very important as you as you know, we’re listing on both the NASDAQ and Toronto Stock Exchange. Um half of the pipe actually came from Canadian investors uh which was great lucky we had a great partner in CIBC which led the Canadian part of the placement and so half of that money came from investors in Canada and so I think it shows the appetite obviously we’d love also to have uh going forward when we are public the Canadian pension funds to invest in us. So fingers crossed that they’ll uh they’ll see the light with our photonic based approach

Rodger Petersen:

And of course uh you know big talk everybody loves to hear about job creation. What are you looking at?

Christian Weedbrook:

Yeah, currently we have 260 folks. I think a little bit more than that now. 85% of those folks are actually based here in downtown Toronto, which is really exciting. We aim to add to, you know, one to 200 over the coming years to our um our base here. And you know, it doesn’t matter where you are. If you’ve got really great talent, you can attract other great talent. And that’s what we’ve done so far. And Xanadu has been leveraging the um you know, 50% of our folks have come from Canada. And so we are doing our part. We’ve been leveraging a lot of the talent that’s come from um the ecosystem that’s you know the universities for the last couple of decades and we hope to continue that. And I think government support and also the investors that we have will help us achieve that.

Rodger Petersen:

And just one last quick question um fault tolerant computers uh risk involved in that but you’re putting a lot of focus on that. Any concerns?

Christian Weedbrook:

Yeah for the last actually three to four years we’re only focused on fault tolerance. uh meaning how do you have a quantum computer that has error correction and fault tolerance because that’s where we see the value is in terms of uh changing the world and the true value when it comes to customer uh revenue as well. So we work on things like next generation batteries, quantum chemistry, material design, uh artificial intelligence and so forth and so forth. So we think this is going to change the world.

Rodger Petersen:

Okay, Christian, thank you very much for joining us today.

Christian Weedbrook:

Thank you for having me. Kristen Weedbrook is the CEO of Xanadu

***

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Crane Harbor and Xanadu for their consideration. The combined company intends to file a registration statement on Form F-4 (the “Registration Statement”) with the SEC, which will include a proxy statement/prospectus to be distributed to Crane Harbor’s shareholders in connection with Crane Harbor’s solicitation for proxies for the vote by Crane Harbor’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Xanadu’s shareholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus and other relevant documents will be mailed to Crane Harbor shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Crane Harbor shareholders and other interested persons are advised to read, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC by Crane Harbor in connection with the proposed transaction, as these documents will contain important information about Crane Harbor, Xanadu and the proposed transaction. Shareholders may obtain a copy of the definitive proxy statement/prospectus, once available, as well as other documents filed by Crane Harbor with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Crane Harbor Acquisition Corp., 1845 Walnut Street, Suite 1111, Philadelphia, PA 19103.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the U.S. federal securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws (collectively, “forward-looking statements”). Forward-looking statements may be identified by the use of words such as “plan,” “project,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “expect,” “believe,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer penetration rates and usage patterns; projections regarding Xanadu’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding Xanadu’s ability to execute its business model and the expected financial benefits of such model; expectations regarding Xanadu’s ability to attract, retain, and expand its customer base; Xanadu’s deployment of proceeds from capital raising transactions; Xanadu’s expectations concerning relationships with strategic partners, suppliers, governments, state-funded entities, regulatory bodies and other third parties; Xanadu’s ability to maintain, protect, and enhance its intellectual property; future partnerships, ventures or investments in companies, products, services, or technologies; development of favorable regulations affecting Xanadu’s markets; the successful consummation and potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for Xanadu to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of Xanadu and Crane Harbor.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause the actual results of the combined company following the proposed transaction, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that Xanadu is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; Xanadu’s historical net losses and limited operating history; Xanadu’s expectations regarding future financial performance, capital requirements and unit economics; Xanadu’s use and reporting of business and operational metrics; Xanadu’s competitive landscape; Xanadu’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; Xanadu’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; Xanadu’s reliance on strategic partners and other third parties; Xanadu’s concentration of revenue in contracts with government or state-funded entities; Xanadu’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption, and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate as a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Crane Harbor could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against Xanadu or Crane Harbor; failure to realize the anticipated benefits of the proposed transaction; the ability of Crane Harbor or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Crane Harbor’s filings with the U.S. Securities and Exchange Commission (“SEC”). These forward-looking statements are based on certain assumptions, including that none of the risks identified above materialize; that there are no unforeseen changes to economic and market conditions, and that no significant events occur outside the ordinary course of business. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by Xanadu Quantum Technologies Limited (“NewCo”), Crane Harbor or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of Xanadu’s and Crane Harbor’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While Xanadu or Crane Harbor may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so, unless required by applicable securities laws. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect the beliefs and opinions of Xanadu and Crane Harbor on the relevant subject. These statements are based upon information available as of the date of this communication, and while they believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Xanadu’s or Crane Harbor’s statements should not be read to indicate that they have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Crane Harbor is not an investment in any of Crane Harbor’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Crane Harbor, which may differ materially from the performance of Crane Harbor’s founders’ or sponsors’ past investments.

Participants in the Solicitation

NewCo, Crane Harbor, Xanadu and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Crane Harbor’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Crane Harbor’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus when it is filed by NewCo with the SEC. You can find more information about Crane Harbor’s directors and executive officers in Crane Harbor’s final prospectus related to its initial public offering filed with the SEC on April 25, 2025 and in the Quarterly Reports on Form 10-Q filed by Crane Harbor with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering in any province or territory of Canada. In addition, no securities commission or similar regulatory authority in Canada has reviewed or in any way passed upon this communication or the merits of any of the securities described herein and any representation to the contrary is an offense.

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